

September 29, 2014

Michael A. Reynolds
Executive Vice President and Chief Financial Officer
Pacific Continental Corp.
111 West 7th Avenue
Eugene, OR 97401

> **Re: Pacific Continental Corp**
> **Form 10-K for the Fiscal Year Ended**
> **December 31, 2013**
> **Filed March 14, 2014**
> **Form 10-Q for Quarterly Periods Ended**
> **March 31, 2014 and June 30, 2014**
> **Filed May 9, 2014 and August 8, 2014**
> **File No. 000-30106**

Dear Mr. Reynolds:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2013

Financial Statements

Note 4 – Dental Loan Portfolio, page 82

1. We note your significant concentration of loans to dental professionals. We further note that the dental loans made up greater than 10% of total assets as of December 31, 2013 and December 31, 2012. Please tell us why the dental

lending business is not reported as a separate operating segment, in accordance with ASC 280-10-50.

Item 13: Certain Relationships and Related Transactions

2. In future filings, revise the disclosure to state, if true, that all loans were made in the ordinary course of business and on substantially the same terms, including interest rate and collateral, as those prevailing at the time for *comparable loans with persons not related to the lender*. For the updated disclosure requirements, refer to Instruction 4(c) to item 404(a) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Babette Cooper, Staff Accountant, at 202-551-3396 or me at 202-551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston, Senior Staff Attorney, at 202-551-3448 or Mike Clampitt, Senior Staff Attorney, at 202-551-3434 with any other questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant